UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

5 Ha’solelim Street, Tel Aviv, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Allison Wagda
Check Point Software Technologies	Check Point Software Technologies
650.628.2040	650.628.2070
ir@us.checkpoint.com	press@us.checkpoint.com

CHECK POINT SOFTWARE REPORTS FINANCIAL RESULTS FOR THE
SECOND QUARTER OF 2007

Company Exceeded Its High-End Revenue Projections with a 27 Percent Growth
Year over Year; Non-GAAP EPS Grew 20 Percent Year over Year

REDWOOD CITY, Calif., – July 24, 2007 – Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced financial results for the second quarter ended June 30, 2007.

Financial Highlights for the Second Quarter of 2007

—	Revenues: $176.2 million, an increase of 27 percent, compared to $138.9 million in the second quarter of 2006. In the second quarter of 2007, network security contributed $155.8 million to revenues, an increase of 12 percent, compared to the second quarter of 2006. Data security contributed $20.4 million to revenues, an increase of 17 percent, compared to the first quarter of 2007.
—	Earnings Per Diluted Share – GAAP: $0.31, an increase of 13 percent, compared to $0.27 in the second quarter of 2006. GAAP earnings per share in the second quarter of 2007 included charges that were not included in the second quarter of 2006, in the amount of $0.03 per share, for equity based compensation expenses and acquisition related charges (net), in connection with the acquisitions of Protect Data and NFR Security.
—	Earnings Per Diluted Share – Non GAAP[1]: $0.38, an increase of 20 percent, compared to $0.32 in the second quarter of 2006. Non-GAAP EPS exclude equity based compensation expenses and acquisition related charges[2].
—	Net Income – GAAP: $69.5 million, an increase of 6 percent, compared to $65.7 million in the second quarter of 2006. GAAP net income in the second quarter of 2007 included charges that were not included in the second quarter of 2006, in the amount of $7.5 million, for equity based compensation expenses and acquisition related charges (net), in connection with the acquisitions of Protect Data and NFR Security.

[1] See “Use of Non-GAAP Financial Information” and “Reconciliation between GAAP and Non-GAAP Statement of Income” below for more information regarding Check Point’s use of Non-GAAP financial measures.
[2] “Equity based compensation expenses” refer to the amortized fair value of all equity based awards granted to employees. “Acquisition related charges” refer to the impact of the amortization of intangible assets and other acquisition related expenses.

—	Net Income – Non GAAP: $85.7 million, an increase of 13 percent, compared to $76.0 million in the second quarter of 2006. Non-GAAP net income excludes equity based compensation expenses and acquisition-related charges.
—	Deferred Revenues: $236.2 million, an increase of $59.7 million, or 34 percent, over deferred revenues as of June 30, 2006.
—	Share Repurchase Program: During the second quarter of 2007, Check Point purchased 2.1 million shares at a total cost of approximately $50.0 million.
—	Operating Cash Flow: Cash flow from operations was $81.5 million, compared to $88.6 million in the second quarter of 2006.

“During the second quarter of 2007, we continued to generate strong financial results which exceeded our projections,” said Gil Shwed, chairman and chief executive officer of Check Point Software. “These results were driven by growth in our core enterprise network security business complemented by our data security business.”

During the second quarter of 2007, we introduced products aligned with our PURE focus on IT security and strengthened our unified security architecture. Recent key business highlights and product introductions included the following:

—	CoreXL Acceleration Technology in VPN-1 Power Achieved Performance Breakthrough – Leveraging off-the-shelf multi-core processors, VPN-1 Power with CoreXL is the first network security gateway that enables security administrators to gain data center level performance without compromising on deep security inspection. Key performance statistics include 12 Gbps firewall inspection and 5.3 Gbps intrusion prevention inspection.

—	IPS-1 Integrated into Check Point’s Unified Security Architecture – Check Point has successfully integrated IPS-1 into its key security event correlation and management components. Recently acquired dedicated intrusion prevention solution delivers accurate, real-time mitigation against known and unknown attacks.

—	Data and Endpoint Security for Vista – Pointsec PC, Check Point’s full-disk encryption solution for laptop and desktop PCs, is now available to protect enterprise computers running the Windows Vista™ operating system. Check Point also introduced its consumer ZoneAlarm Internet Security Suite for Vista.

—	Successful Check Point Experience Event for Partners and Customers in the Americas – Check Point held a major business and networking event to educate partners and customers on Check Point solutions. Participants benefited from valuable technical and business discussions and product demonstrations to improve technical know-how and expertise.

Partial List of Awards in the Second Quarter of 2007

—	Gil Shwed Inducted to the CRN Industry Hall of Fame – CRN honored Shwed for his work as an early firewall pioneer and for recently diversifying Check Point into data security. The CRN Industry Hall Of Fame honors outstanding individuals who create breakthrough technology and propel the high-tech industry and channel to new heights.

—	Amnon Bar-Lev Named as a CRN Channel Chief – Check Point’s vice president of field operations was recognized for creating, promoting and executing effective channel partner programs and strategies. This is the fourth award Check Point has received from CRN in the last three years for its channel and partner programs.

—	Check Point Won Information Security Magazine and SearchSecurity.com 2007 Readers’Choice Award in UTM Category – A gold award was given to VPN-1 UTM for the depth of security it provides under a single platform that can be centrally controlled and updated in real time.

Mr. Shwed continued, “The results in the first half of 2007 validate our strategy to be the leading pure-play IT security company, offering a Unified Security Architecture across the network-security and the data-security layers. We look forward to the second half of 2007 as we continue to focus on executing our strategy.”

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on July 24, 2007 at 8:30 AM ET/5:30 AM PT. To listen to the live webcast, please visit Check Point’s website at http://www.checkpoint.com/ir. A replay of the conference call will be available through August 7, 2007 at the company’s website http://www.checkpoint.com/ir or by telephone at (973) 341-3080, pass code 8987537.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation charges in accordance with SFAS 123R and acquisition related charges. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

Safe Harbor Statement
Certain statements in this press release are forward-looking statements. Forward-looking statements include statements regarding Check Point’s belief that its second quarter results validate its strategy to be the leading pure-play company in IT security offering a Unified Security Architecture across the network-security and data-security layers, and Check Point’s plans to continue to focus on executing its strategy in the second half of 2007. Because these statements pertain to future events they are subject to various risks and uncertainties, and actual results could differ materially from Check Point’s current expectations and beliefs. Factors that could cause or contribute to such differences include, but are not limited to: whether customers purchase and adopt Check Point solutions for their IT security architecture, the mix of sales of new products and long-term subscriptions; economic and political uncertainties; the impact of political changes and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; the inclusion of network security functionality in third-party hardware or system software; any foreseen and unforeseen developmental or technological difficulties with regard to Check Point’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; rapid technological advances and changes in customer requirements to which Check Point is unable to respond expeditiously, if at all; a shift in demand for products such as Check Point’s; factors affecting third parties with which Check Point has formed business alliances; timely availability and customer acceptance of Check Point’s new and existing products; and other factors and risks discussed in Check Point’s Annual Report on Form 20-F for the year ended December 31, 2006, which is on file with the Securities and Exchange Commission. Check Point assumes no obligation to update information concerning its expectations.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leader in securing the Internet. The company is a market leader in the worldwide enterprise firewall, personal firewall, data security and VPN markets.  Check Point’s PURE focus is on IT security with its extensive portfolio of network security, data security and security management solutions. Through its NGX platform, Check Point delivers a unified security architecture for a broad range of security solutions to protect business communications and resources for corporate networks and applications, remote employees, branch offices and partner extranets. The company also offers market leading data security solutions through the Pointsec product line, protecting and encrypting sensitive corporate information stored on PCs and other mobile computing devices. Check Point’s award-winning ZoneAlarm Internet Security Suite and additional consumer security solutions protect millions of consumer PCs from hackers, spyware and data theft. Extending the power of the Check Point solution is its Open Platform for Security (OPSEC), the industry’s framework and alliance for integration and interoperability with “best-of-breed” solutions from hundreds of leading companies. Check Point solutions are sold, integrated and serviced by a network of Check Point partners around the world and its customers include 100 percent of Fortune 100 companies and tens of thousands of businesses and organizations of all sizes.

©2003–2007 Check Point Software Technologies Ltd. All rights reserved. Check Point, AlertAdvisor, Application Intelligence, Check Point Express, Check Point Express CI, the Check Point logo, Check Point Pointsec Protector, ClusterXL, Confidence Indexing, ConnectControl, Connectra, Connectra Accelerator Card, Cooperative Enforcement, Cooperative Security Alliance, CoSa, DefenseNet, Dynamic Shielding Architecture, Eventia, Eventia Analyzer, Eventia Reporter, Eventia Suite, FireWall-1, FireWall-1 GX, FireWall-1 SecureServer, FloodGate-1, Hacker ID, Hybrid Detection Engine, IMsecure, INSPECT, INSPECT XL, Integrity, Integrity Clientless Security, Integrity SecureClient, InterSpect, IPS-1, IQ Engine, MailSafe, NG, NGX, Open Security Extension, OPSEC, OSFirewall, Pointsec, Pointsec Mobile, Policy Lifecycle Management, Provider-1, Safe@Home, Safe@Office, SecureClient, SecureClient Mobile, SecureKnowledge, SecurePlatform, SecurePlatform Pro, SecuRemote, SecureServer, SecureUpdate, SecureXL, SecureXL Turbocard, Sentivist, SiteManager-1, SmartCenter, SmartCenter Express, SmartCenter Power, SmartCenter Pro, SmartCenter UTM, SmartConsole, SmartDashboard, SmartDefense, SmartDefense Advisor, Smarter Security, SmartLSM, SmartMap, SmartPortal, SmartUpdate, SmartView, SmartView Monitor, SmartView Reporter, SmartView Status, SmartViewTracker, SofaWare, SSL Network Extender, Stateful Clustering, TrueVector, Turbocard, UAM, UserAuthority, User-to-Address Mapping, UTM-1, VPN-1, VPN-1 Accelerator Card, VPN-1 Edge, VPN-1 Express, VPN-1 Express  CI, VPN-1 Power, VPN-1 Power VSX, VPN-1 Pro, VPN-1 SecureClient, VPN-1 SecuRemote, VPN-1 SecureServer, VPN-1 UTM, VPN-1 UTM Edge, VPN-1 VSX, Web Intelligence, ZoneAlarm, ZoneAlarm Anti-Spyware, ZoneAlarm Antivirus, ZoneAlarm Internet Security Suite, ZoneAlarm Pro, ZoneAlarm Secure Wireless Router, Zone Labs, and the Zone Labs logo are trademarks or registered trademarks of Check Point Software Technologies Ltd. or its affiliates. ZoneAlarm is a Check Point Software Technologies, Inc. Company. All other product names mentioned herein are trademarks or registered trademarks of their respective owners. The products described in this document are protected by U.S. Patent No. 5,606,668, 5,835,726, 5,987,611, 6,496,935, 6,873,988, 6,850,943, and 7,165,076 and may be protected by other U.S. Patents, foreign patents, or pending applications.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Products and licenses	$73,318	$58,492	$139,366	$113,311
Software subscriptions	69,987	63,550	137,563	126,077

Total product, license and software subscriptions
revenues	143,305	122,042	276,929	239,388
Services	32,887	16,894	63,232	33,140

Total revenues	176,192	138,936	340,161	272,528

Operating expenses:
Cost of revenues	19,800	8,888	36,760	16,955
Research and development	20,775	15,911	39,643	32,194
Selling and marketing	55,176	39,716	107,338	76,079
General and administrative	11,621	10,393	25,721	22,554
Acquired in process research and
development	-	-	17,000	-

Total operating expenses	107,372	74,908	226,462	147,782

Operating income	68,820	64,028	113,699	124,746
Financial income, net	11,645	16,218	24,713	31,726

Income before income taxes	80,465	80,246	138,412	156,472
Taxes on income	11,004	14,530	22,003	29,123

Net income	$69,461	$65,716	$116,409	$127,349

Earnings per share (basic)	$0.31	$0.27	$0.52	$0.53

Number of shares used in computing earnings per
share (basic)	223,291	240,982	222,989	242,349

Earnings per share (diluted)	$0.31	$0.27	$0.52	$0.52

Number of shares used in computing earnings per
share (diluted)	226,151	240,951	225,806	243,325

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF SUPPLEMENTAL FINANCIAL INFORMATION

(In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP operating income	$68,820	$64,028	$113,699	$124,746
Stock-based compensation (1)	8,588	9,315	16,926	20,915
Amortization of intangible assets and acquisition
related expenses (2)	10,338	1,505	19,301	3,937
Acquired in process research and development	-	-	17,000	-

Non-GAAP operating income	$87,746	$74,848	$166,926	$149,598

GAAP net income	$69,461	$65,716	$116,409	$127,349
Stock-based compensation (1)	8,588	9,315	16,926	20,915
Amortization of intangible assets and acquisition
related expenses (2)	10,338	1,505	19,301	3,937
Acquired in process research and development	-	-	17,000	-
Taxes on stock-based compensation and amortization
of intangible assets and acquisition related
expenses (3)	(2,698)	(542)	(5,344)	(1,084)

Non-GAAP net income	$85,689	$75,994	$164,292	$151,117

GAAP Earnings per share (diluted)	$0.31	$0.27	$0.52	$0.52
Stock-based compensation (1)	0.03	0.04	0.07	0.08
Amortization of intangible assets and acquisition
related expenses (2)	0.05	0.01	0.09	0.02
Acquired in process research and development	0.00	0.00	0.07	0.00
Taxes on stock-based compensation and amortization
of intangible assets and acquisition related
expenses (3)	(0.01)	0.00	(0.02)	0.00

Non-GAAP Earnings per share (diluted)	$0.38	$0.32	$0.73	$0.62

Number of shares used in computing Non-GAAP
earnings per share (diluted)	226,151	240,951	225,806	243,325

(1) Stock-based compensation:
Cost of revenues	$206	$59	$334	$169
Research and development	1,060	2,968	2,070	6,517
Selling and marketing	2,627	2,197	4,348	4,816
General and administrative	4,695	4,091	10,174	9,413

Total before taxes	$8,588	$9,315	$16,926	$20,915

(2) Amortization of intangible assets and
acquisition related expenses:
Cost of revenues	$7,154	$1,354	$13,416	$2,708
Selling and marketing	3,184	151	5,885	302
General and administrative	-	-	-	927

Total before taxes	10,338	1,505	19,301	3,937
(3) Taxes on stock-based compensation and
amortization of intangible assets and acquisition
related expenses	(2,698)	(542)	(5,344)	(1,084)

Total , net	$16,228	$10,278	$30,883	$23,768

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(In thousands)
ASSETS

	June 30, 2007	December 31, 2006
	(unaudited)	(unaudited)

Current assets:
Cash and cash equivalents	$262,164	$519,443
Marketable securities	452,886	571,621
Trade receivables, net	132,393	141,881
Other receivables and prepaid expenses	23,519	22,408

Total current assets	870,962	1,255,353

Long-term assets:
Marketable securities	435,126	558,874
Property, plant and equipment, net	55,803	47,192
Intangible assets, net	180,809	23,117
Goodwill	659,316	182,115
Deferred income taxes, net	4,598	6,977
Other assets	697	534

Total long-term assets	1,336,349	818,809

Total assets	$2,207,311	$2,074,162

LIABILITIES AND
SHAREHOLDERS' EQUITY

Current liabilities:
Deferred revenues	$236,228	$204,149
Trade payables and other accrued liabilities	169,158	153,900

Total current liabilities	405,386	358,049

Deferred tax liability, net	38,662	-
Accrued severance pay, net	5,224	4,580
Minority	447	-

Total liabilities	449,719	362,629

Shareholders' equity:
Share capital	774	774
Additional paid-in capital	440,333	422,381
Treasury shares at cost	(815,937)	(728,909)
Accumulated other comprehensive loss	(3,944)	(6,293)
Retained earnings	2,136,366	2,023,580

Total shareholders' equity	1,757,592	1,711,533

Total liabilities and shareholders' equity	$2,207,311	$2,074,162

Total cash and cash equivalents, deposits and marketable
securities	1,150,176	1,649,938

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash flow from operating activities:
Net income	$69,461	$65,716	$116,409	$127,349
Adjustments to reconcile net income to net cash
provided by operating activities:

Depreciation and amortization of property, plant and equipment	1,707	1,334	2,944	2,745
Decrease in trade and other receivables, net	2,063	13,416	40,631	42,884

Increase (decrease) in deferred revenues, trade payables
and other accrued liabilities	(7,557)	(2,923)	(13,343)	6,133
Acquisition of in process research and development	-	-	17,000	-
Amortization of intangible assets	10,338	1,505	19,301	3,010
Stock-based compensation	8,588	9,315	16,926	20,915
Deferred income taxes, net	(3,136)	221	(8,396)	2,153

Net cash provided by operating activities	81,464	88,584	191,472	205,189

Cash flow from investing activities:

Cash paid in conjunction with the acquisition of Protect Data, net	(260)	-	(594,294)	-
Investment in property, plant and equipment	(5,564)	(38,837)	(9,986)	(40,010)

Net cash used in investing activities	(5,824)	(38,837)	(604,280)	(40,010)

Cash flow from financing activities:

Proceeds from issuance of shares upon exercise of options	7,418	23,040	14,935	40,448
Purchase of treasury shares	(50,000)	(138,433)	(105,627)	(202,358)
Tax benefit related to exercise of stock options	-	2,200	-	3,450

Net cash used in financing activities	(42,582)	(113,193)	(90,692)	(158,460)

Unrealized gain (loss) on marketable securities, net	(4,388)	(1,414)	3,738	(5,995)

Increase (decrease) in cash and cash equivalents, deposits
and marketable securities	28,670	(64,860)	(499,762)	724

Cash and cash equivalents, deposits and marketable securities
at the beginning of the period	1,121,506	1,790,927	1,649,938	1,725,343

Cash and cash equivalents, deposits and marketable securities
at the end of the period	1,150,176	1,726,067	1,150,176	1,726,067

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 24, 2007	CHECK POINT SOFTWARE TECHNOLOGIES LTD. By: /s/ Eyal Desheh —————————————— Eyal Desheh Executive Vice President & Chief Financial Officer